Exhibit (a)(1)(B)
FORM OF EMAIL ANNOUNCEMENT OF OFFER TO EXCHANGE
Date: May 22, 2009
Subject: Stock Option Exchange Program
To: [Eligible Option holder]
We are pleased to announce that today, NetApp officially launched the stock option exchange program (“offer” or “option exchange”). The offer will remain open until June 19, 2009 at 9:00 p.m., U.S. Pacific Time. The Offer is voluntary, and you may take advantage of the offer to exchange your options for new RSUs, if your options meet the following conditions (“eligible options”):
(i)	The option was granted prior to June 20, 2008 with an exercise price per share equal to or greater than $22.00.

(ii)	The option remains outstanding and unexercised on the expiration date of the offer, scheduled to be June 19, 2009.
In addition, for your options to be exchanged for new RSUs, you must be employed by NetApp (or a subsidiary of NetApp) throughout the exchange period in order to participate in the option exchange.
We have set up a website dedicated to the option exchange at https://netapp-exchange.equitybenefits.com. The offer website contains detailed information regarding the offer, a list of your eligible options, and an on-line election process. The specifics of the offer are described in the Offer to Exchange filed with the SEC on Schedule TO and the related exhibits, which are available on the offer website. We urge you to read the Offer to Exchange and the related exhibits carefully.
The offer website can be accessed both inside and outside of NetApp. In order to log into the offer website, you must enter your NetApp user name and a temporary password. Your temporary password is [PASSWORD]. Once logged in, you will be required to change your password before you can access secure data.
If you have questions, or are not able to access the offer website, you can obtain copies of the offer materials and Election Form by contacting optexch@netapp.com.
KEY DATES TO REMEMBER
•	The commencement date of the offer is May 22, 2009.

•	The offer expires at 9:00 p.m., U.S. Pacific Time, on June 19, 2009.

•	The eligible options that have been exchanged will be cancelled on June 19, 2009, the date of the expiration of the offer.

•	The Restricted Stock Units will be granted on June 19, 2009, the same date as the expiration of the offer.